September 27, 2000

Adrian Science
Chairman & CEO
North American Gateway, Inc.,
207 Queens Quay West,
Suite 890,
Toronto, Ontario
M5J 1A7


Dear Sir,


RE: Agreement
-------------

Symphony Telecom Inc. ("Symphony") would like to put forth an Agreement for the acquisition from your group ("Adrian's Group") and treasury of a majority of the outstanding shares of North American Gateway, Inc ("NAG").

If the following terms are acceptable to you, this Agreement will form the basis for the preparation of formal and binding Closing Documents by our solicitors.

We would like to close the Agreement on or before October 15, 2000.

It is our understanding that:

a) NAG is an international telecommunications service provider operating worldwide as a global "Carrier's Carrier" delivering long distance service to other telecommunications companies.

b)   NAG's sales are approx. CAN$73 million per annum;

c) The shares of NAG which are to be acquired are not pledged or other wise encumbered and the respective owners have the right to sell said shares subject to the agreement between Emily Aspell-Science and Highpoint Telecommunications ("Highpoint");

d) The financial status of NAG to be disclosed in the current audited financial statements will not vary significantly from the representations provided to Symphony by NAG.

e) The present management of NAG is willing to remain responsible for the operations of NAG.

f) Any contractual obligations of the company with regard to the current management will be fully disclosed within 3 days of signing. The Agreement will be subject to new management contracts being approved by both Symphony and management.

g) The Agreement is subject to a mutually acceptable shareholder's agreement being approved by Symphony and Adrian's Group.

Basedon this understanding, Symphony will purchase a controlling interest from your group (the "Owners") as follows:

Purchase Price $33,000,000 USD payable as follows:

1. Emily Science to trigger the option to rescind her agreement with Highpoint representing 6,960,000 common shares.
2. Emily will surrender 6,000,000 of said shares to treasury for US$3,000,000 of preferred non-voting shares of NAG. Redeemable on closing. On closing these NAG shares will be redeemed for US$500,000 cash and US$2,500,000 of preferred shares or notes of Symphony. The Preferred shares of Symphony must be redeemed within 30 days of close or they will be converted into common shares of Symphony, at Emily's option, at $10 per share.
3. Upon Emily receiving her shares back from Highpoint and surrendering them to treasury, Symphony will purchase 13,900,000 common shares of NAG from treasury for $30,000,000 USD payable as follows:

     o A deposit of US$3,000,000 within 5 days of this Agreement being signed. If the deal does not close the deposit is converted into a note, payable in six months, bearing interest at 10% per annum.
     o    A cash payment of US$5,000,000 at closing.
     o Preferred Shares or Notes of Symphony with a value of US$22,000,000 which must be redeemed into cash or become convertible into Common Shares of Symphony at US$10.00 per share on the following schedule:
          US$7,000,000  on January 31, 2001;  US$7,000,000 on February 28, 2001;
          and US$8,000,000 on March 31, 2001.

4. Symphony will issue a note for US $2 million to Emily. Note is payable in 9 months in cash or Symphony common shares (maximum 50% in shares)
5. Symphony common shares issued to Emily Aspell-Science will be registered upon Symphony's shares being traded on AMEX. If this does not occur within 120 days of receipt of shares, as long as the average trading volume is 100,000 shares or more for 10 consecutive days the company must file to have said shares registered. After 121 days the shares must be registered notwithstanding the trading volumes.
6. The Sciences to get $1,500,000 USD worth of Symphony common shares valued at signing of this Agreement and delivered on the closing date. 7. If the China deal happens, Symphony must initiate an IPO of NAG within six months of contract signing. 8. In any case, if an IPO is not done within 24 months, Emily can trade her NAG shares for Symphony common shares based on a third party independent valuation.

Summary of proposed structure:

Emily                   5,960,000 shares     24.6%
3'rd parties            2,522,000
China                   1,100,000
Options                   800,000
Symphony               13,900,000            57.24%

North American Gateway is not to enter into any transaction between contract signing and closing which would have a material adverse affect on North American Gateway without prior approval.

The purchase price will be subject to the usual adjustments customary in a transaction of this nature.

The Closing Documents will contain the usual representations and warranties with respect to the assets and liabilities.

This agreement will be subject to customary closing conditions in favour of Symphony, Adrian's group and NAG.

This Agreement and the transactions are subject to approval by the directors of NAG and Symphony respectively.

If the terms of this Agreement are acceptable to you, please sign and return the duplicate by September 27, 2000. We will then have the Closing Documents prepared as soon as possible.

Yours very truly,

Symphony Telecom Inc.

By: /s/  Daniel Cullen
   --------------------
   Daniel G. Cullen
   President.

Acknowledged and agreed this     " 27 th "     day of September, 2000.



/s/  Adrian Science                                  /s/  Emily Aspell-Science
---------------------                                -------------------------
Per: Adrian L Science                                Emily Aspell-Science